UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NMT Medical, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

629294109
(CUSIP Number)

Glenn J. Krevlin
Glenhill Advisors, LLC
156 West 56th Street
17th Floor
New York, NY 10019
Tel. (646) 432-0600

With a copy to:
Stephen P. Wink, Esq.
Cahill/Wink LLP
405 Lexington Avenue, 7th Floor
New York, NY 10174

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ⁭

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	629294109

1	NAME OF REPORTING PERSON: Glenhill Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

CUSIP No. 629294109

1	NAME OF REPORTING PERSON: Glenn J. Krevlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

CUSIP No.	629294109

1	NAME OF REPORTING PERSON: Glenhill Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

CUSIP No.	629294109

1	NAME OF REPORTING PERSON: Glenhill Capital L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	629294109

1	NAME OF REPORTING PERSON: Glenhill Capital Overseas GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

CUSIP No.	629294109

1	NAME OF REPORTING PERSON: Glenhill Capital Overseas Master Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

This Amendment No. 2 amends the Schedule 13D filed April 9, 2009 (the “Schedule 13D”), as amended by Amendment No. 1 filed February 22, 2010, and is filed by Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Management, LLC, Glenhill Capital LP, Glenhill Capital Overseas GP, Ltd. and Glenhill Capital Overseas Master Fund LP (the “Reporting Persons”), with respect to the Common Stock of the Issuer.  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is amended and restated as follows:

       (a)  As of June 21, 2010, the Reporting Persons sold 2,609,358 shares of Common Stock of the Issuer.  As a result of such sale the Reporting Persons no longer own 5% or more of the Common Stock of the Issuer.

       (b)  The Reporting Persons no longer own any Common Stock of the Issuer.

(c) Transactions in the Common Stock by the Reporting Persons effected in the last 60 days are as set forth in the table below. All such trades were made in open market transactions.

Entity	Trade Date	Activity	Quantity	Price Per Share
Glenhill Capital, LP	June 18, 2010	Sold	239,940 191,900 115,200 479,700 164,138	$0.7646 $0.6794 $0.6500 $0.7126 $0.6930
Glenhill Concentrated Long Master Fund, LLC	June 18, 2010	Sold	47,300 37,900 22,700 94,700 32,400	$0.7646 $0.6794 $0.6500 $0.7126 $0.6930
Glenhill Capital Overseas Master Fund, LP	June 18, 2010	Sold	212,760 170,200 102,100 425,600 145,400	$0.7646 $0.6794 $0.6500 $0.7126 $0.6930
Glenn J. Krevlin	June 18, 2010	Sold	118,420	$0.7110
Glenn J. Krevlin	June 21, 2010	Sold	300 8,700	$0.8001 $0.8000

(d) The Reporting Persons no longer own any Common Stock of the Issuer.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 23, 2010

GLENHILL ADVISORS, LLC

	By: /s/	GLENN J. KREVLIN
Name: Glenn J. Krevlin
Title: Managing Member

/s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin

GLENHILL CAPITAL MANAGEMENT, LLC

By: GLENHILL ADVISORS, LLC
Managing Member

	By: /s/	GLENN J. KREVLIN
Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL LP

By: GLENHILL CAPITAL MANAGEMENT, LLC
General Partner

By: GLENHILL ADVISORS, LLC
Managing Member

By: /s/ GLENN J. KREVLIN
Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL OVERSEAS GP, LTD.

By: GLENHILL CAPITAL MANAGEMENT, LLC
Sole Shareholder

By: GLENHILL ADIVSORS, LLC
Managing Member

By: /s/GLENN J. KREVLIN
Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND, LP

By: GLENHILL CAPITAL OVERSEAS GP, LTD.
General Partner

By: GLENHILL CAPITAL MANGEMENT, LLC
Sole Shareholder

By: GLENHILL ADVISORS, LLC
Managing Member

By: /s/GLENN J. KREVLIN
Name: Glenn J. Krevlin
Title: Managing Member